Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Arena Pharmaceuticals, Inc. to be filed on or about May 3, 2010 for the registration of up to $150,000,000 in aggregate amount of Arena Pharmaceuticals, Inc.’s common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 16, 2010, with respect to the consolidated financial statements of Arena Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of Arena Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

April 30, 2010